Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WinSanTor, Inc.
7220 Trade St
San Diego, CA 92121
www.winsantor.com

Up to $535,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WinSanTor, Inc.
Address: 7220 Trade St, San Diego, CA 92121
State of Incorporation: DE
Date Incorporated: December 28, 2011

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $535,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Series CF Preferred Stock when the company raises $5,000,000.00 in a qualified equity financing.
Maturity Date: March 31, 2023
Valuation Cap: $75,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Series CF Preferred Stock

Voting Rights:
There are no voting rights associated with Series CF Preferred Stock.

Material Rights:

<p>Liquidation Preference: priority over Common Stock holders to receive the greater of (a) the Original Issue Price ($4.55) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock. </p> <p>Conversion Rights: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.</p> <p>Dividend rights: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis.</p>

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Early Bird

First 48 hours - Friends and Family Early Birds | 8% Interest rate (60% interest bonus)

Next 5 days - Early Bird Bonus | 7% Interest rate (40% interest bonus)

Volume

$1,000+ | 6% Interest Rate (20% interest bonus)

$2,500+ | 7% interest Rate (40% interest bonus)

$25,000+ | 8% Interest Rates (60% interest bonus)

The 10% Bonus for StartEngine Shareholders

The Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Over 30 million Americans (and hundreds of millions globally) have a debilitating torturous neurogenerative condition, peripheral neuropathy, without any way to treat the underlying cause – nerve damage. With industry favoring costly life-extension therapies, there is little hope for the many affected by this condition. Many of the leading researchers were assembled (and funded) to solve this problem, and their discovery, the ability to regenerate nerves and thereby improve the symptoms, even in humans, was incorporated (and again funded) as the biotech company, WinSanTor. WinSanTor's team, led by a successful out-of-the-box entrepreneur and renowned drug developers, are reutilizing an existing drugs with a strong safety history in its first drug, WST-057, a topical treatment, now in phase-2 (of 3 phases) to regrow nerves and improve symptoms, including pain. WinSanTor is seeking to maximize patient impact, AND create a sustainable pharmaceutical company with strong commercial principles.

Competitors and Industry

Peripheral neuropathy is the dying of nerves caused by many major diseases or injuries, e.g., diabetes, cancer/chemo, HIV, and genetic diseases. There are currently no approved treatments for the regeneration of the peripheral nerves. Currently there are only pain treatments (devices, drugs or other palliative care) that work to mask sensation doing nothing for the underlying neurodegeneration. The neuropathic pain market is valued at over $5B, led by the sales of Lyrica (Pfizer) and opioid drugs. There are also treatments to manage the underlying cause, such as diet or novel cancer drugs, but often any damage to the dying nerves are untreated. With little previous understanding of peripheral neuropathy, and the prevalence of 'effective' pain treatments, there has been little pharma interest in this field. The few companies that have are attempting to solve this problem are today hindered by safety concerns for their drug. It is only because of this significant need WinSanTor was originally created, and why WinSanTor has received and continues to receive significant academic, government and non-government support.

Current Stage and Roadmap

There are three phases in drug development. For most biotechs, the value of the drug (and company) occurs after phase 2 (safety and efficacy are established), where companies can generally seek the first exit for certain early investors. Drug approval is after Phase 3.

WinSanTor's scientific founders established that a certain class of drugs have significant efficacy in regrowing nerves, and reducing the symptoms of peripheral neuropathy, even testing one of these drugs in humans with strong results. WinSanTor is repeating these initial studies in its phase 2 in Canada with a drug in the same class having a "better" safety profile, and stronger intellectual property protection.

After phase 2, WinSanTor is planning phase 3 studies in those countries where only one pivotal study is necessary (e.g., countries where the drug was previously approved), all the while exploring funding options to offset many of these costs.

The Team

Officers and Directors

Name: Stanley Kim

Stanley Kim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 11, 2011 - Present
  Responsibilities: Manage the day-to-day responsibilities of the company

Other business experience in the past three years:

- **Employer:** nGoggle Inc
  Title: Founder and Board Member
  Dates of Service: September 21, 2015 - Present
  Responsibilities: Quarterly Board meetings

Other business experience in the past three years:

- **Employer:** TicketSocket
  Title: Founder
  Dates of Service: August 01, 2014 - Present
  Responsibilities: No activities

Other business experience in the past three years:

- **Employer:** SoluRx
  Title: Founder
  Dates of Service: May 01, 2008 - January 01, 2018
  Responsibilities: Helped found the company. Stanley no longer actively works with the company

Name: Lakshmi Kotra

Lakshmi Kotra's current primary role is with University Health Network (University of Toronto). Lakshmi Kotra currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: December 11, 2011 - Present
  Responsibilities: steer the organization towards a sustainable future by adopting sound, ethical, legal governance and financial management policies, as well as by making sure the nonprofit has adequate resources to advance its mission.

Other business experience in the past three years:

- **Employer:** University Health Network (University of Toronto)
  Title: Senior Scientist
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Research

Name: Paul Fernyhough

Paul Fernyhough's current primary role is with Hospital St-Boniface Hospital. Paul Fernyhough currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: December 11, 2011 - Present
  Responsibilities: steer the organization towards a sustainable future by adopting sound, ethical, and legal governance and financial management policies, as well as by making sure the nonprofit has adequate resources to advance its mission.

Other business experience in the past three years:

- **Employer:** Hospital St-Boniface Hospital
  Title: Director
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Research

Name: Angela Hansen

Angela Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP, Program Mgmt & Regulatory Affairs
  Dates of Service: November 01, 2014 - Present
  Responsibilities: Direct the clinical studies

Name: Andrew Albertson

Andrew Albertson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Acting CFO/Controller
  Dates of Service: August 01, 2017 - Present
  Responsibilities: responsibility for all accounting-related activities, including high-level accounting, managerial accounting, and finance activities, within the company.

Other business experience in the past three years:

- **Employer:** Theragene
  Title: Controller
  Dates of Service: June 01, 2014 - March 31, 2019
  Responsibilities: responsibility for all accounting-related activities, including

high-level accounting, managerial accounting, and finance activities, within a company.

Other business experience in the past three years:

- **Employer:** NGoggle
  Title: Controller
  Dates of Service: December 01, 2016 - Present
  Responsibilities: Managing and preparing financial statements, accounts payable, grant management and payroll.

Other business experience in the past three years:

- **Employer:** The Coast Creative
  Title: VP of Finance
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Oversee all financial related matters, budgeting and payroll

Name: Andrew Mizisin

Andrew Mizisin's current primary role is with University of California San Diego. Andrew Mizisin currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Scientific Officer
  Dates of Service: November 06, 2017 - Present
  Responsibilities: manages the scientific, research or technological operations of a company or organization.

Other business experience in the past three years:

- **Employer:** University of California San Diego
  Title: Professor Emeritus
  Dates of Service: July 01, 2011 - June 01, 2018
  Responsibilities: Emeritus status allowed Dr. Mizisin to continue his research collaborations with other UCSD faculty while return to active duty (RTAD) status allowed Dr. Mizisin to be paid by UCSD to continue teaching to students in the UCSD School of Pharmacy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Promissory Notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the pharmaceutical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is convertible promissory notes in the amount of up to $535,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that our drugs may not be approved by any regulatory body or that the product may never be used commercially. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that our products may never be approved or that the product may never be used commercially. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype drug for peripheral neuropathy. Delays or cost overruns in the development of our products, and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The type of security that an investor is buying does not currently have, but may have in the future, voting rights attached to them. You will be part of the minority shareholders of the Company and therefore may have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

WinSanTor was incorporated on December of 2011, although it did not start development of its products until 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. WinSanTor has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that its drugs for peripheral neuropathy is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our intellectual property are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our intellectual property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Government Funding Limits
Some of our programs are partially supported by government grants, which may be reduced, withdrawn or delayed. We have received and may continue to receive funds under research and economic development programs funded by state and federal governmental agencies. Funding by these governments may be significantly reduced or eliminated in the future for a number of reasons. For example, some programs are subject to a yearly appropriations process in Congress. In addition, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. A restriction on the government funding available to us would reduce the resources that we would be able to devote to existing and future research and development efforts. Such a reduction could delay the introduction of new products and hurt our competitive position.

Our technologies are in an early stage of development and are unproven.
The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business. In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our Company, developing our technology, and undertaking pre-clinical studies and clinical trials of our product candidates. We have not yet obtained regulatory approvals for any of our pharmaceutical products. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities.
Positive results from pre-clinical studies and early clinical trial experience should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe

and effective for use in a diverse population of their intended users. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials. Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted.

We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We depend on our licensors to prosecute and maintain patents and patent applications that are material to our business. Any failure by our licensors to effectively protect these intellectual property rights could adversely affect our business and operations.

Certain rights to our key technologies and product candidates, including intellectual property relating to peripheral neuropathy technology, are licensed from third parties. As a licensee of third party intellectual property, we rely on our licensors to file and prosecute patent applications and maintain patents, and otherwise protect the licensed intellectual property under some of our license agreements. We have not had and do not have primary control over these activities for certain of our licensed patents, patent applications and other intellectual property rights, and we cannot be certain that such activities will result in valid and enforceable patents and other intellectual property rights. Additionally, our licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents and we cannot be certain that our licensors will allocate sufficient resources or prioritize enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business.

If we fail to comply with our obligations under our license agreements, we could lose rights to our product candidates or key technologies.

We have obtained rights to develop, market and sell some of our product candidates through intellectual property license agreements with third parties. These license agreements impose various diligence, milestone payment, royalty and other obligations on us. If we fail to comply with our obligations under our license agreements, we could lose some or all of our rights to develop, market and sell products covered by these licenses, and our ability to form collaborations or partnerships may be impaired. In addition, disputes may arise under our license agreements with third parties, which could prevent or impair our ability to maintain our current licensing arrangements on acceptable terms and to develop and commercialize the affected product candidates.

Financial Concern

This equity crowdfund offering is for the purpose of raising operating capital to fund ongoing clinical trials. The Company's ability to continue as a going concern to achieve management's objectives may be dependent on the outcome of the offering of the management's other efforts to raise operating capital.

We are competing against other activities

Although we are a unique company that caters to a select market, we do compete against other activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nigel Calcutt	4,200,000	Common Stock	27.15
6400311 Manitoba Inc.	4,200,000	Common Stock	27.15
ILace Therapeutics International Inc.	4,200,000	Common Stock	27.15

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series CF 2020 - Convertible Promissory Notes, Convertible Notes - 2018, Series CF 2019 - Wefunder, and Series CF Preferred Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 17,383,000 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

Material Rights

Amount Authorized: 30000000

Amount Outstanding: 15468000

Options Outstanding: 1915000

TOTAL: 17383000

Series Seed Preferred Stock

The amount of security authorized is 1,425,000 with a total of 1,013,466 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of

Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preference: priority over common stock holders to receive the greater of (a) the Original Issue Price ($1.62) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock. Conversion Rights: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. Dividend rights: The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis.

Series CF 2020 - Convertible Promissory Notes

The security will convert into Series cf preferred stock and the terms of the Series CF 2020 - Convertible Promissory Notes are outlined below:

Amount outstanding: $0.00
Maturity Date: April 30, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $75,000,000.00
Conversion Trigger: $5,000,000 qualified equity financing

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units of its Series Seed Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Series Seed Preferred Stock resulting in gross proceeds to the Company of at least $5,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series Seed Preferred Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $75,000,000.00 divided by the aggregate number of outstanding Series Seed Preferred Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into units of Series Seed Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series Seed Preferred Stock at a price per security equal to the quotient of $75,000,000.00 divided by the aggregate number of outstanding Series Seed Preferred Stock of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Convertible Notes - 2018

The security will convert into Preferred shares and the terms of the Convertible Notes - 2018 are outlined below:

Amount outstanding: $325,000.00
Maturity Date: June 30, 2020
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $75,000,000.00
Conversion Trigger: Qualified financing of $5,000,000

Material Rights

There are no material rights associated with Convertible Notes - 2018.

Series CF 2019 - Wefunder

The security will convert into Preferred shares and the terms of the Series CF 2019 - Wefunder are outlined below:

Amount outstanding: $572,649.00
Maturity Date: March 20, 2024
Interest Rate: 0.0%
Discount Rate: 25.0%
Valuation Cap: $70,000,000.00
Conversion Trigger: Qualified investment of $5,000,000

Material Rights

There are no material rights associated with Series CF 2019 - Wefunder.

Series CF Preferred Stock

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

Material Rights

Liquidation Preference: priority over Common Stock holders to receive the greater of (a) the Original Issue Price ($4.55) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock.

Conversion Rights: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

Dividend rights: The Corporation shall declare all dividends pro rata on the Common

Stock and the Preferred Stock on a pari passu basis.

What it means to be a minority holder

As a minority holder of Convertible Promissory Notes of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $572,649.00
  Use of proceeds: Completion of Phase 1 and drug manufacturing
  Date: March 20, 2019
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,352,940.00
  Number of Securities Sold: 1,013,466
  Use of proceeds: Primarily drug development and general & administrative
  Date: May 10, 2017
  Offering exemption relied upon: Regulation D

- **Type of security sold:** Convertible Note
  Final amount sold: $480,000.00
  Use of proceeds: Primarily drug development and G&A
  Date: December 31, 2019
  Offering exemption relied upon: Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2018 compared to year ended December 31, 2017</u>

Revenue

Revenue for fiscal year 2018 was $1,181,568, which is down $376,702 compared to fiscal year 2017 revenue of $1,558,270. The decrease is primarily due to a reduction in grant revenue in 2018 by $376,702 and is offset by income received for research services related to glaucoma for $125,000.

Cost of sales

Winsantor does not have cost of sales as The Company is still in R&D.

Gross margins

Gross Margins for fiscal year 2018 was $1,181,568, which is down $376,702 compared to fiscal year 2017 gross margins of $1,558,270. The decrease is primarily due to a reduction in grant revenue in 2018 by $376,702 and is offset by income received for research services related to glaucoma for $125,000.

Expenses

The Company's operating expenses consist of, among other things, research & development, employee compensation and legal and professional services. Operating expenses in 2018 increased $883,213 from 2017. Approximately $850,000 of this increase was due to increased R&D costs related to our Phase I trials in Australia and increased costs to manufacture drug product for our Phase II trials. Employee compensation and benefits costs increased approximately $179,000 in 2018 primarily due to an increase in headcount in R&D and G&A by approximately 2 FTE.

Historical results and cash flows:

Historical results and cash flow are not representative of expected future results. As Winsantor continues development of our lead drug, expenses will significantly increase. We expect that the increase in costs of Phase 2 will be paid by government grants, potential license revenues and investments. Costs will significantly increase come Phase 3, at which time we will evaluate larger investment options and license revenue to carry the company to our product launch.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/31/19, The Company has $2.1M in grant funding from the National Institute of Health.

We have about $100,000, and $2M in "escrow" via the grants. Government holds everyone's money and releases annually (Army, Navy, NIH, salaries, etc.). It is the way the government works.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

WinSanTor is currently raising $5-8M to fund the rest of our Phase 2 trials through efforts to raise outside investments and license our technology. Raising the capital from StartEngine is critical to complete our Phase II.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We are in discussion with several other entities to complete the total raise of $5-$8M (the estimated amound need to complete Phase 2 testing), including potential licensees to generate revenue (pre-sales), discussions to receive funding from private investors pursuant to the Immigrant Investor Program (EB-5 program: a job creation program established by Congress). Separately, we are in discussion with potential investors in Asia. Many of these campaigns (outside StartEngine) will take time (~6 months) and thus, the funds from the StartEngine would be very important in ensuring we have the capital to negotiate and close these other campaigns. The funding from StartEngine enables the company to continue with its completing Phase 2 without any delays, and pay for services and materials not funded by the existing grants.

We are in discussion with a Japanese company whose last deal in a similar space was for ~$200M plus royalties. We are also in discussion with the EB5 program to fund the entire clinical study.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are in the process of raising $5-$8M which will come in the form of investors (from StartEngine and other investors), additional grants and potentially license revenue. We are in negotiation to raise a bridge of $2m of which StartEngine will complement or launch. If we raise the minimum from StartEngine, it will provide the capital for initiating the larger bridge from qualified investors (as well as provide the capital to ensure WinSanTor's trials are not delayed). We estimate that raising the minimum will enable to continue its services for 2-3 months, although it may delay certain milestones from being completed dependent on negotiations with the Company's vendors and additional funding from qualified investors outside StartEngine.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, it will ensure WinSanTor has the capital to fulfill at least its minimum capital needs to ensure the trials are not delayed. It will pay for the manufacturing of the final formulation and the initial months animal toxicity studies - and more importantly allow the trials to continue. Separately, it will allow the Company to create audited financials to seek additional funding from other sources. This time period will be 3 to 6 months.

It will not pay for the entire study. But with grant funding, potential revenue from licensees and/or additional funding from Qualified Investors, we should be able to complete Phase 2.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Beyond Phase 2, additional funding will be necessary to fund Phase 3 and commercialization. However, traditionally Phase 2 has been the inflection point (for valuation) which should signficantly increase the valuation of the company. Historically, completion of Phase 2 has also provided companies in the biotechnology industry opportunities to exploit its valuation either to seek funding from the public market through an IPO, acquisitions, and/or licensing of their rights to larger or regional (international) pharmaceutical companies.

Phase 3 and commercialization will require $50M to $70M, although we are hopeful and expect that WinSanTor will have partners (e.g., Asia) that will offset these costs if and when we reach Phase 3.

Indebtedness

- **Creditor:** Convertible Note holder
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2020
  Convertible Note

- **Creditor:** Convertible Note holder
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: July 15, 2020
  Convertible Note

- **Creditor:** Convertible Note holder
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2020
  Convertible Note

- **Creditor:** Convertible Note holder
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: August 15, 2020

Convertible Note

- **Creditor:** Convertible Note holder
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: August 05, 2020
  Convertible Note

- **Creditor:** Convertible Note holder
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: August 23, 2020
  Convertible Note

- **Creditor:** Convertible Note Holder
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  Maturity Date: December 13, 2020
  Convertible Note - total interest of $7,000

- **Creditor:** Convertible Note Holder
  Amount Owed: $50,000.00
  Interest Rate: 7.0%
  Maturity Date: December 18, 2020
  Convertible Note

Related Party Transactions

- **Name of Entity:** NGoggle, Inc.
  Names of 20% owners: Stan Kim
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In 2018, Winsantor, Inc. received revenue for services related to Glaucoma research from NGoggle, Inc. Winsantor's CEO, Stan Kim, also serves on the Board of NGoggle. The Company was asked to perform work as Glaucoma is optic neuropathy and Winsantor is a leader in the neuropathy field.
  Material Terms: Winsantor received $125,000 in revenue from NGoggle for services performed.

Valuation

Valuation Cap: $75,000,000.00

Valuation Cap Details: We looked at two items: a) IPO prices of companies with Phase 2 assets and b) 2 other companies that had assets in our particular field (peripheral neuropathy) at Phase 2. Valuations were above $400M for these comps, but these companies are public entities which are historically higher than private companies (we are private and did not have the previous funding these companies had). There is a third company with only drugs for Chemo-induced PN (that failed) but had a market cap between about $70M and $350M during their Phase 2. The Company set its valuation cap internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Services*
  96.5%
  StartEngine Premium Services

If we raise the over allotment amount of $535,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  63.5%
  WinSanTor has significant clinical trial expenses that include running the trials themselves, payment to the hospitals and care providers, the service management companies (CROs) and miscellaneous expenses that include biopsies and assays.

- *Company Employment*
  10.0%
  WinSanTor has 8 employees with the majority of its payroll dedicated to its staff managing the clinical studies and research scientists. This money will be used for payroll and payroll services.

- *Inventory*
  15.0%
  WinSanTor must manufacture the drug, which includes the manufacturing of the drug material, formulation of the drug and the material required to manufacture the material.

- *Operations*
  8.0%
  WinSanTor has a very low overhead, with most of its funding dedicated to clinical development of its products.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.winsantor.com (www.winsantor.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/wst

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WinSanTor, Inc.

[See attached]

WINSANTOR, INC.

Unaudited Financial Statements For The Years Ended December 31, 2018 and 2017

January 30, 2020

WINSANTOR, INC.
UNAUDITED FINANCIAL STATEMENTS
TABLE OF CONTENTS
_____

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the shareholders of:
Winsantor, Inc.
7220 Trade St #370
San Diego, CA 92121

We have reviewed the accompanying balance sheet of Winsantor, Inc. (a C Corporation) as of December 31, 2018, and the related statement of operations, shareholders' equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. The financial statements of Winsantor, Inc. as of December 31, 2017 prior to adjustment were reviewed by us, report dated September 18, 2018, stated that based on procedures, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements

Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

We also reviewed the adjustments described in Note I that were applied to restate the 2017 financial statements. Based on our review, we are not aware of any material modifications that should be made to the adjustments described in Note I that were applied to restate the 2017 financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112
January 30, 2020



Heather Kearns

INDEPENDENT ACCOUNTANT'S REVIEW 1

WINSANTOR, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018 & 2017

_____

ASSETS

		2018		2017
CURRENT ASSETS				
Cash	$	31,888	$	109,627
Accounts Receivable		-		1,577
Other Current Assets		1		1,046
TOTAL CURRENT ASSETS		31,888		112,250
NON-CURRENT ASSETS				
Deposits		3,611		3,984
TOTAL NON-CURRENT ASSETS		3,611		3,984
TOTAL ASSETS	$	35,500	$	116,234

LIABILITIES AND SHAREHOLDERS' EQUITY

		2018		2017
CURRENT LIABILITIES				
Accounts Payable	$	1,378,784	$	189,596
Interest Payable		5,282		-
Other Current Liabilities		2,436		30,869
TOTAL CURRENT LIABILITIES		1,386,502		220,465
NON-CURRENT LIABILITIES				
Convertible Debt		325,000		-
TOTAL NON-CURRENT LIABILITIES		325,000		-
TOTAL LIABILITIES		1,711,502		220,465
SHAREHOLDERS' EQUITY				
Common Stock (15,468,000 shares issued and outstanding, $0.0001 par value)		1,547		1,547
Preferred Stock (1,013,466 shares issued and outstanding, $0.0001 par value)		101		73
Additional Paid in Capital		1,737,099		1,216,995
Cumulative Translation Adjustment		28,900		(3,964)
Retained Earnings		(3,443,649)		(1,318,882)
TOTAL EQUITY		(1,676,002)		(104,231)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	35,500	$	116,234

WINSANTOR, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

_____

	2018	**2017**
Operating Income		
Grant Income	$ 1,051,335	$ 1,548,676
Other Income	130,233	9,594
Total Income	1,181,568	1,558,270
Cost of Sales	-	-
Gross Profit	1,181,568	1,558,270
Operating Expense		
Research and Development	2,296,498	1,446,945
Employee Compensation	541,455	362,868
Legal and Professional Fees	221,370	219,932
General and Administrative	74,722	63,891
License Fees	75,000	50,000
Stock Compensation	55,133	38,062
Travel	51,825	22,764
Contractors	50,970	32,969
Loss on Conversion of Preferred Shares	-	285,065
Charitable Contributions	-	50,000
Bad Debt	-	8,505
Taxes	(70,923)	(168,163)
Total Operating Expenses	3,296,050	2,412,838
Net Income from Operations	(2,114,482)	(854,568)
Other Income (Expense)		
Interest Income	-	1
Interest Expense	(10,285)	(15,825)
Total Other Income (Expense)	(10,285)	(15,824)
Net Income	$ (2,124,767)	$ (870,392)

WINSANTOR, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

_____

	Common Stock	Preferred Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance, Dec 31 2016	**1,547**	**-**	**6,000**	**6,166**	**(448,490)**	**(434,777)**
Net Loss					(870,392)	(870,392)
Preferred Stock Issued (224,372 shares issued)		22	361,841			361,863
Debt conversion to preferred stock (501,389 shares issued)		51	811,092			811,143
Stock-based compensation			38,062			38,062
Other Comprehensive Income				(10,130)		(10,130)
Balance, Dec 31 2017	**1,547**	**73**	**1,216,995**	**(3,964)**	**(1,318,882)**	**(104,231)**
Net Loss					(2,124,767)	(2,124,767)
Preferred Stock Issued (1,013,466 shares issued)		28	464,971			464,999
Stock-based compensation			55,133			55,133
Other Comprehensive Income				32,864		32,864
Balance, Dec 31 2018	**1,547**	**101**	**1,737,099**	**28,900**	**(3,443,649)**	**(1,676,002)**

WINSANTOR, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) for The Period	$ (2,124,767)	$ (870,392)
Stock Based Compensation Expense	55,133	38,062
Loss on Conversion of Convertible Debt	-	285,065
Bad Debt Expense	-	8,505
Change in Assets and Liabilities		
Change in Receivables	1,577	151,279
Change in Prepaid Expenses	1,045	(1,155)
Change in Payables	1,227,528	46,477
Change in Interest Payable	5,282	(63,056)
Change in Other Accrued Liabilities	(28,433)	18,857
Net Cash Flows From Operating Activities	(862,635)	(386,358)
Cash Flows From Investing Activities		
Facility Deposits	373	2,160
Net Cash Flows From Investing Activities	373	2,160
Cash Flows From Financing Activities		
Proceeds from Issuance of Convertible Notes	325,000	15,000
Proceeds from Sale of Preferred Stock	465,000	437,940
Net Cash Flow From Financing Activities	790,000	452,940
Cash at Beginning of Period	109,627	44,191
Net Increase (Decrease) in Cash	(72,262)	68,742
Effect of Exchange Rate on Cash	(5,477)	(3,306)
Cash at End of Period	$ 31,888	$ 109,627
Supplemental Disclosures:		
Debt Converted into Preferred Shares		450,000
Accrued Interest Converted into Preferred Shares		76,027

WINSANTOR, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Winsantor, Inc. ("the Company") is a lean San Diego clinical-stage company focused on the accelerated development of first-in-class therapies to prevent and reverse peripheral neuropathy.

The Company will conduct an equity crowdfund offering during the first quarter of 2020 for the purpose of raising operating capital to fund ongoing clinical trials. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"

Going Concern and Management's Plan - The Company's financial statements are prepared using U.S. GAAP and are subject to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company faces certain risks and uncertainties. Our long-term success depends on the successful development of our lead drug. Product development is very expensive and involves a high degree of uncertainty and risk, including obtaining regulatory approval from the FDA and/or foreign regulatory agencies.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to sub-lessee. Management reviews open receivables and records an allowance for doubtful accounts if collectability is no longer reasonably assured. No allowance was recorded in 2018. In 2017 we recorded an allowance of $8,505.

Other Receivables consists of grant revenue realized and not received.

Revenue Recognition

Grant revenues are recorded in the period in which grant expenditures occur.

R&D Costs

R&D Costs make up the majority of The Company's expenses and are expensed in accordance to GAAP.

Stock-Based Compensation

The Company accounts for the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award, determined on the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award. The Company estimates forfeitures at the time of grant and makes revisions, if necessary, at each reporting period if actual forfeitures differ from those estimates.

NOTE C- LEASES

The Company leases a portion of an office building used by the Company in the ordinary course of business. The Company's lease obligation does not meet the criteria for "capital lease" treatment under GAAP, therefore it is not recognized as liabilities on the Company's balance sheets.

Future minimum payments by category of lease are as follows:

	2019	2020	2021	2022
Buildings	$43,892	45,230	26,839	-

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after-tax year 2038. The Company's 2015 federal tax filing will be subject to review by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021. The Company's 2018 federal tax filing will be subject to inspection by the Internal Revenue Service until 2022.

The Company is subject to Franchise Tax requirements in the State of California. The Company's California tax filings for tax year 2015, 2016, 2017 and 2018 will be subject to review by that State until the expiration of the statutory period in 2020, 2021, 2022 and 2023, respectively.

NOTE E- NOTES PAYABLE

The Company has convertible notes ("the Notes") that accrue interest and have twenty-four-month terms, with the earliest commencing in May of 2018. Interest rates vary between 6-7% for a majority of the notes with the exception of one note that has a flat interest fee of $7,000. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing. As of December 31, 2018 there were notes outstanding with a principal balance of $325,000 and accrued interest of $5,282.

In 2017, The Company opened a preferred stock round of financing at a $25M valuation. At that time, $450,000 of debt and $76,027 in interest converted to preferred shares. The convertible debt had a valuation cap lower than $25M and therefore created a loss upon conversion of $285,065.

NOTE F- STOCKHOLDERS' EQUITY

The Company's equity consists of Common and Preferred shares. There are 15,468,000 Common Shares outstanding as of December 31, 2018 and 2017. In 2017, the Company opened a Preferred stock round of financing at a $25M valuation. The Company issued 287,705 preferred shares in 2018 for proceeds of $437,940 and 725,761 preferred shares in 2017 for cash proceeds of $360,000 and debt conversion of $450,000 plus accrued interest of $76,027.

Stock options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2016	1,575,000	$0.0967	2.95
Granted	-	$0.1667	
Exercised	-	-	
Cancelled	-	-	
Balance, December 31, 2017	1,575,000	$0.0967	1.95
Exercisable, December 31, 2017	806,250	$0.0527	
Granted	180,000	-	
Exercised	-	-	
Cancelled	-	-	
Balance, December 31, 2018	1,755,000	$0.1257	1.55
Exercisable, December 31, 2018	1,170,833	$0.0774	

In 2018, the Board of Directors approved the grant of 180,000 options to employees of the company, in accordance with the terms of the 2014 Stock Option Plan. The options will vest over four years. One-quarter of the options will vest on the one-year anniversary of the grant date. Thereafter, 1/48 of the shares will vest on a monthly basis measured from the vesting start date.

There were no options granted during the year ended December 31, 2017. The fair value of each stock option granted during the year ended December 31, 2018 was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	December 31, 2018
Risk-Free Interest Rate Range	2.13 – 2.57%
Expected Life	4.0 Years
Vesting Period	0 – 1 Year
Expected Volatility	413%
Expected Dividend	-
Forfeiture Rate	-
Fair Value Range of Options at Grant Date	$0.38

Significant assumptions utilized in determining the fair value of our stock options included the volatility rate, estimated term of the options and risk-free interest rate. The volatility rate was calculated based upon our historic option value and the compounded rate of return. The term of the options was assumed to be four years, which is the contractual term of the option agreement. The risk-free rate was determined utilizing the treasury rate with a maturity equal to the estimated term of the option grant. We did not calculate a forfeiture rate as we do not expect any changes to our operations and personnel at this time.

For the years ended December 31, 2018 and 2017, the Company recorded stock-based compensation expense of $55,133 and $38,062, respectively.

NOTE G- RELATED PARTY

In 2018, The Company had a related party transaction in which it received $125,000 in revenue for services related to Glaucoma research from NGoggle, Inc. The Company's CEO also serves on the Board of NGoggle, Inc. The Company was asked to perform this work as Glaucoma is optic neuropathy and the Company is a leader in the neuropathy field.

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- PRIOR YEAR ADJUSTMENTS

The Company made prior year adjustments to account for the conversion of Convertible Debt at the time of the equity round was valued. This correction increased expenses by $288,829 in 2017, primarily to account for the economic loss due to a valuation cap on the convertible debt. This correction also reduced our liabilities by $526,027 for the relief of Convertible Debt and increased our preferred shares and additional paid in capital by $811,143.

NOTE J- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 31, 2019, the date that the financial statements were available to be issued.

In May of 2019, the Board of Directors approved stock option grants of 135,000 NSO and 115,000 ISO. As of December 31, 2019, 70,000 ISO's have been cancelled.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





This offering is not live or open to the public at this moment.

WinSanTor Inc

Ensuring no one suffers from Peripheral Neuropathy



Website San Diego, CA BIOTECHNOLOGY

$0.00 raised

0 Investors	**48** Days Left
03/31/23 Maturity Date	**$75M** Valuation Cap
20.0% Discount Rate	**5.0%** Annual Interest Rate
Convertible Note Offering Type	**$500.00** Min. Investment



INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

WinSanTor is a clinical-stage company focused on developing drugs to treat diabetic peripheral neuropathy (DPN). WinSanTor has one drug in clinical trials and we hope to get our first drug to patients in the next three years.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- WinSanTor is the assembly of several leading academics, researchers, and clinicians that were gathered and funded by the government and NGO stakeholders (over $25M) to capitalize on their discovery showing a novel mechanism/drugs that can prevent and reverse the underlying nerve damage and symptoms of peripheral neuropathy through nerve growth.
- The Company is now in Phase 2 for its lead drug, a topical drug product recycling the active ingredient of a pill used for stomach ulcers with significant safety and manufacturing history.
- Completion of Phase 2 is historically the threshold/inflection point for a

- Completion of Phase 2 is historically the threshold/inflection point for a significant valuation jump. The company has already started it's phase 2 with funding from the Canadian government and is now seeking supplemental funding to accelerate and complete its Phase 2.

"WinSanTor - Developing Hope for Neuropathy Sufferers"

Imagine waking up every day and not knowing if you'll have the physical and mental energy to get up. Your body and limbs may be overcome by numbness, burning, tingling (like when you hit your elbow), freezing, throbbing, cramping, or shooting pain. Now imagine this 24/7 and imagine it getting progressively worse, even leading to open ulcers and amputations, and that's what living with peripheral neuropathy is like. Over 30M Americans have this debilitating peripheral neuropathy (PN), including 60-70% of diabetics (DPN), 40% of cancer patients (CIPN), and 33% of HIV patients. There is nothing to treat the disease other than drugs that -- at best -- only suppress pain (e.g., opioids, gabapentin, etc.), and improved lifestyle and diabetes control.

Life with PN can be miserable not only because there's no treatment, but because there is so little attention to correct the problem. For many, it is an invisible debilitation. At WinSanTor, we're here to fix that.

OUR STORY

WinSanTor started as an initiative to respond to an unmet medical need to treat peripheral neuropathy patients

Diabetic peripheral neuropathy (DPN) affects over 50% of the ~30M Americans with diabetes, costing US taxpayers billions annually. With no solution in sight, leading stakeholders (below) encouraged and funded the leading researchers in the field, Dr. Paul Fernyhough and Dr. Nigel Calcutt, to find a solution. They discovered a scientific breakthrough that prevents and reverses PN nerve damage through nerve regrowth.




Hereditary Disease
Surgery
NERVE LOSS + SYMPTOMS
Hyper Sensitivity
Hot / Cold
Tingling
Soreness
Cramping
Numbness
Tightness
Fatigue
Foot Ulcers
Amputations
Burning Pain

This initial discovery and **over $25M in grants** led us to where WinSanTor is now – **phase 2 (of 3)** trials in humans with a drug that contains an active ingredient that's has been safely used for over 30 years to treat ulcers. Significant evidence in animals and humans also suggests that this not just a scientific breakthrough, but also potentially a medical breakthrough for most forms of peripheral neuropathy.

THE PROBLEM

There is no FDA approved treatment for Peripheral Neuropathy

Peripheral Neuropathy (PN) is one of the most significant unmet medical needs today. It is a complication (neurodegeneration of peripheral nerves) of many major diseases or injuries, e.g., diabetes, cancer/chemo, HIV, and genetic diseases. For patients, it can be (at the least) annoying, debilitating, painful and torturous, or a straight out horrific daily nightmare.


Peripheral Neuropathy affects
1 in 15 people in the US

Peripheral neuropathy is a debilitating condition with limited solutions and for many, pain killers are the only relief. Short of treating the underlying cause, there is very little hope to regain normal life.

is very little hope to regain normal life.

THE SOLUTION

Breakthrough in Science

Peripheral nerves require significant fuel (ATP) to grow. Diabetes, chemotherapy, and other damaging factors often impair the nerves' available energy. The scientists of WinSanTor discovered a class of drugs that increases ATP production in the nerve, which in turn increases growth. WinSanTor's drugs may potentially be the only disease modifying treatment for any peripheral neuropathy.



Drugs
Receptor
Increases free Ca²⁺ ions
Growth
Axon terminals
6
ATP
Axon
Increased ATP production by mitochondria used for growth
5
ATP
Nucleus
Cell body

Context for the illustration above

In a recent study using one of the drugs from this class of drugs, treated subjects saw significant improvement in their quality of life by regrowing nerves. This results from this study gave WinSanTor the confidence to move forward with the 'best' of these drugs.



Proving Efficacy (Mechanism of Action) - WST-023 in Humans
Diabetic Peripheral Neuropathy Type-2
46 Patients
Double Blinded
Placebo Controlled
5 Months
@EVMS (Virginia)
End Points
Biopsy
Function
Neuropathy Tests
Quality-of-Life (QOL)
PAIN
23 patients
Placebo
No Statistical Significance between Baseline and end of treatment in patients given placebo
23 patients
Active WST-023
2X
Nerve growth
P-value = 0.001
Increased Sensation
P-value = 0.006/0.015
Recovery of QOL & Physical Function
Patient-reported (Norfolk QOL)
P-value = 0.001/0.002
~80%
Pain Reversal
VAS – Pain (0-10) foot & legs
P-value = 0.003
CONCLUSION: Positive Results in ~75% of patients showing a) nerve growth, b) return of quality of life and c) reduction of symptoms, including pain.

Moving Forward with the "Best" Drug - WST-057

Moving Forward with the "Best" Drug - WST-057

Significant evidence that this class of drugs improves symptoms gives us confidence that efficacy is achievable with WST-057, our lead drug candidate. By recycling the active ingredient from a pill that's been used by millions for nearly 40 years to treat stomach ulcers, we reduce the risk of safety and manufacturing issues. This reduces the amount of money and time necessary to get approval. Further, by reformulating it as a proprietary topical drug, WST-057 may have less complications while targeting the disease locally at the hands and feet of patients. This gives us an advantage on our competitors as an additional layer of intellectual property protection and a layer of comfort for patients if and when the drug gets FDA approved.

Given that this active ingredient has already been used by humans for decades, we believe there is a very good chance that there will be few, if any, unanticipated side effects. Phase 2 is now to confirm in a slightly larger population that WST-057 can similarly reverse the nerve damage and improve the quality-of-life for millions as we saw with its related mechanism-of-action drug, WST-023.

OUR TRACTION

$25M in grants for innovation, validation, and confirmation

WinSanTor and its scientific founders have received over $25M in peer-reviewed grants rewarding innovation. This funding has driven the research and development that demonstrates this class of drugs is impactful in regrowing nerves, improving function, and giving patients their lives back.



- Recycling known chemicals reduces risk, cost and time.
- Extensive evidence of proof of mechanism/concept - these drugs can prevent/reverse the nerve damage and symptoms of peripheral neuropathy
- We are now in Phase 2 trials in several hospital sites in Canada.

- WinSanTor is the assembly of several leading academics, researchers, and clinicians in diabetic peripheral neuropathy, which is expanding to key opinion leaders in all peripheral neuropathy.
- Our CEO has commercialized the work of scientific pioneers throughout his career, starting as the head of intellectual property @The Salk Institute (one of the top research institutes) to co-founding his first two companies (acquired by Qualcomm and Apple) with leading computational neuroscientists.
- WinSanTor's regulatory team (internal and CROs) has extensive experience in developing a multitude of drugs.
- Broad international patents cover the mechanism-of-action, giving the company a pipeline of technologies. This is supplemented by additional intellectual property covering several layers of IP protection (fences).

WHAT WE DO

We are developing a drug for peripheral neuropathy

Our core team has decades of experience getting drugs approved. We are supported by the leading clinical research organizations (CROs) who do this day-in and day-out for the entire industry. Drug development can be formulaic if you have the right starting materials, foundation and team.



We are focused on managing global resources to accelerate the development of treatment for patients with peripheral neuropathy

Drug Development = 1 - 2 - 3

There are three phases in any clinical study: Phase 1 tests safety, Phase 2 assesses efficacy and side effects, and Phase 3 tests efficacy, effectiveness and safety. The passage of Phase 2 is typically considered the first large inflection point for valuation increases.

WinSanTor is currently in the middle of its Phase 2 trials with several of the leading clinicians in North America. The focus will be on manufacturing, safety, and evidence of activity/efficacy. Each ingredient in our drug has been used by millions for several decades and has significant manufacturing history. The WST-

023 study (described above) provided proof of concept in humans, but it also, more importantly, provides a template for establishing efficacy for WST-057.



Discovery
Preclinical Research
Clinical Development
FDA Approval
Phase I
Phase II
Phase III
Drug target discovery
Discover drug candidates
Understand biology and pathophysiology
In vivo/in vitro testing
Investigate mechanisms of drug action/effects
Identify pathways that contribute to disease
Safety/Dosage
Discover markers for safety and toxicity
Determine appropriate and optimal dosage
Stratify and identify target patients
Efficacy/Side effects
Explore drug activity and measure efficacy
Investigate short-term adverse reactions
Discover biomarkers
Effect/Adverse events
Confirm drug effect and monitor side effects
Validate signature for drug response
Perform analytical validation
Post-market surveillance
Monitor long-term efficacy, safety, risk and benefits

Separately, WinSanTor is **preparing for Phase 3 trials** in several countries, particularly those where the active ingredient was previously approved. We are using the top clinicians and clinical research organizations that have the most experience and connections in these countries. This approach enables us to focus on getting our drugs approved as efficiently as possible.



Drug treatment

Progressive neuronal growth and branching of axonal processes

THE MARKET

Peripheral Neuropathy affects hundreds of millions



50-70% of
diabetic

~1/4th of all PN
are idiopathic
(unknown source)



- Peripheral Neuropathy affects several hundred million globally who have limited treatments that only treat the symptoms of PN.
- There are over 30 million Americans affected by peripheral neuropathy.
- There are nearly half a billion people in the world affected by diabetes. Over 50% of these will develop some form of peripheral neuropathy. In many countries, it is higher, and often the first sign of diabetes.
- 30- 40% of all cancer patients have permanent peripheral neuropathy. In addition, many cancer patients cannot use first-line chemotherapies (the primary or first option given to cancer patient) because they cannot tolerate the peripheral neuropathy associated with the chemotherapy.

Drug name	Types of cancer treated	Mechanism of action	Neuropathy	Incidence
Platinum-based drugs	Lung, ovarian, bladder, germ cells, testicular, colorectal cancer	Cancer cell DNA-cross-linking	VERY HIGH	70-100%
Taxanes	Breast, ovarian, lung, prostrate, pancreatic cancer	Cancer cell microtubule formation impairment	HIGH	11-87%
Thalidomide and its analogs	Multiple myeloma	Anti-angiogenesis	HIGH	20-60%
Ixabepilone	Breast cancer	Tubulin malformation	HIGH	60-65%
Bortezomib	Multiple myeloma	Proteosome inhibition	MODERATE	20-30%
Vinca alkaloids	Lung, brain, bladder, testicular cancer	Cancer cell microtubule formation impairment	MODERATE	Up to 20%

- An average of 30% of all HIV patients develop irreversible peripheral neuropathy.
- Lyrica™, approved to treat painful diabetic neuropathy, a subset of the diabetic peripheral neuropathy market reached over $5B sales in 2018.

HOW WE ARE DIFFERENT

We're taking an academic approach to treating a disease that large pharma has overlooked

Large pharma has walked away from PN due to lack of basic understanding of the disease and the high cost of validating "new" science. WinSanTor embraces innovation as it started from and retains its strong academic roots. This ensures a solid scientific base to validate its science. This also ensures strong support (e.g., financial) from government and non-government entities enabling the company and its academic founders to take scientific risks to validate new science, while using existing resources to reduce commercial risk. We are developing what we hope will be the first and best disease modifying topical treatment for peripheral neuropathy.



Our primary goal will be to treat the patients with disease modifying solutions, making their lives better. Large (or big) pharma may eventually be interested in this field. In the meantime, we are validating our science, expanding our network, and developing impactful therapies for patients, to eventually, hopefully, ourselves be the leader in this field, and perhaps, in the industry.

THE BUSINESS MODEL

Prioritizing accessibility of an affordable, effective drug for millions

WinSanTor's model is simple - develop quality products with healthy (but not exploitive) margins. The plan is to focus on creating a sustainable company with strong intellectual property and partnerships to dominate the market. Since our initial research and development was well-subsidized, we can and will aim to keep drug prices (when fully developed and commercialized) relatively affordable and have a more direct line to patients. WinSanTor is also seeking partners in foreign countries to co-develop our drugs in their country. Partners would pay for development costs and provide us fees and royalties in exchange for licensing

rights to our drugs in their country. WinSanTor is now in negotiations with a company in Japan to test this model.

The healthcare market is shifting. Big Pharma is focusing on specialized higher cost drugs and the supply chain is consolidating to be more consumer oriented. WinSanTor sees an opportunity to be more direct to consumer to generate direct revenue (sometimes 90% or more), especially if it aligns itself with its customers.

From pharmacies to hospitals to insurance companies to distributors, many entities are involved in getting a medicine from the pharmaceutical company to the patient. Together, they make up the pharmaceutical supply chain. This chart depicts a typical route a medicine takes from drug manufacturer to patient, including the roles of multiple players that make up the process.

WinSanTor believes the future lies in more transparent direct-to-consumer relationships.


WINSANTOR
Drug Manufacturer
Payers (Government, Employers, and Insurers)
Big Pharma, Wholesalers & Government Distributors
Pharmacy Benefit Manager (PBM)
Hospital
Physician Office
Specialty/ Retail Pharmacy
Other Sites
Patients
Rebates
Reimbursement
Product Distribution
Direct to Consumer

At WinSanTor, by prioritizing patients above all else, we are speaking directly to the needs of hundreds of millions of people around the world. By developing high-impact affordable drugs, this decentralizes WinSanTor's dependence on developing for just the US market. This differentiates WinSanTor from potential competitors, and arguably, many pharmaceutical/biotech company developing novel drugs.

THE VISION

Catering to our customers may enable us to have a branded drug approved by 2023. We may be indirectly also creating a new model for the next generation biotech.

We are leveraging every strategy, mechanism and regulation to accelerate the approval of our drugs, including recycling a previously approved safe drug. We are now in Phase 2 and preparing for Phase 3 with a reformulated and repurposed topical drug for a significant unmet need.



Our goal is to get our drug approval in the U.S. by 2023 and perhaps sooner internationally. By focusing on patient impact rather than the bottom line, we believe we're creating the potential for a blockbuster drug. In addition, we may be creating a new sustainable model for pharma companies based on patient need and not just money, that will have an impact on drug availability around the world.

OUR TEAM

A team of leaders in science, technology and business

The WinSanTor team consists of experienced business and regulatory executives and key opinion leaders with unique insights into the development of neuropathy treatments, including scientific experts with strong track records in the biopharmaceutical industry.

Team		
Stanley Kim CEO / COB	Previous companies – SoftMax, (acq Qualcomm) Emotient (acq. Apple)	Previous companies developed technologies now standards on billions of devices
Harry Powell CMO	Former Chair Academic Senate Professor of Pathology UCSD	Renowned authority in experimental neuropathology
Andrew Mizisin CSO	Former Emeritus Professor - Pathology UCSD School of Medicine	Renowned researcher in peripheral nerve degeneration
Angela Hansen, BSc SVP Regulatory	Previously with several companies developing neuroscience products,	Spent 20 years in pharmaceutical/drug development operations
Andrew Albertson Controller	Played integral role in IPO of ServiceNow	14 years of experience in accounting & finance in tech, biotech and manufacturing

RESEARCH – Diabetic Peripheral Neuropathy	
Paul Fernyhough Founder / Board	Leading Researcher - DPN – In Vitro Systems
Nigel Calcutt PhD Founder	Leading Researcher - DPN – In Vivo Systems
Lakshmi Kotra Founder / Board	Medicinal Chemist



WinSanTor also retains a science and technology advisory team composed of renowned experts, industry veterans, and opinion leaders with neuropathy and biopharmaceutical experience. WinSanTor is rigorously pursuing a science-driven approach to translational medicine and clinical development.

WHY INVEST

We are looking for investors to join us in bringing a treatment for DPN to market and improving the quality of life of millions

To date, we have had no venture investors. Currently, our only investors are our service providers, friends & family, and potential patients - all stakeholders who believe in what we are doing and where we are going.

Passing Phase 2 for any biotech is typically the inflection point for valuation, and, historically, PN therapies have been valued high. Completion of Phase 2 provides companies in the biotechnology industry, historically, opportunities to exploit its valuation either to seek funding from the public market through an IPO, acquisition and/or licensing of their rights to larger or regional (international) pharmaceutical companies. However, the greater return has been, generally, to those companies with impactful breakthrough first-to-market therapies.

With Phase 2 results around the corner, potential revenue-generating partnerships in the works, and non-dilutive grants and loans still actively being pursued by the company, we hope to become a top global selling brand in the future.



In the end, patients are our priority, and getting our drugs to them is our primary goal. But beyond developing drugs that may reverse PN, we are committed to making sure the drug is impactful, including affordable and cost-transparent. Join us in improving the quality of life of millions of PN patients.



In the Press

   

SHOW MORE

Meet Our Team

  



Stanley Kim JD

CEO

Stanley is a seasoned entrepreneur and the founder of companies in diverse industries, including pharmaceutical/biotechnology, medical device and software. His first company, SoftMax, was acquired by Qualcomm and his second company, Emotient, was acquired by Apple. Both technologies now reside on most smart phones.

Stanley's only position is with the Company.





Paul Fernyhough PhD

Founder, Director

Paul is the Chairman of the Department of Pharmacology & Therapeutics as well as a professor at the University of Manitoba. He is also the Director of Division of Neurodegenerative Diseases at the St. Boniface Hospital Research Centre, Winnipeg. He has worked for 30 years on nerve cell biology and in the diabetic neuropathy field studying the etiology of the disease using in vitro and in vivo approaches. He invented the in vitro drug screen assay utilizing primary sensory neurons that identified the drugs currently under investigation.
His primary job is with Division of Neurodegenerative Diseases at the St. Boniface Hospital Research Centre, Winnipeg but he works with the company for 1-2 hours a week.





Nigel Calcutt PhD

Founder

Nigel is the Professor of Pathology at the University of California San Diego (UCSD) and has studied peripheral neuropathy since his undergraduate studies with one of the scientific founders of the field, David Tomlinson, in 1983. He has been involved in the preclinical/clinical development of multiple therapeutic programs and is a KOL for companies engaged in drug development. He also served as the lead preclinical contactor to the NIH NIDDK-RAID program and is a member of the Executive Committee of the EASD Neurodiab Study Group. His primary job is with University Health Network (University of Toronto) but he works with the company 1-2 hours a week.





Lakshmi Kotra PhD

Founder, Director

Lakshmi is the Director at the Center for Molecular Design and Preformulations at the University Health Network and is an Associate Professor of Medicinal Chemistry at the University of Toronto. Dr. Kotra is an expert in drug discovery and development and is also an entrepreneur with international experience.





Andrew Albertson MBA

Controller

Andrew is the controller here at WinSanTor. He was previously the Vice President of Finance at The Coast Creative and the former controller at Theragene Pharmaceuticals. His primary job is with the company and he works there 40 hours a week.





Angela Hansen BS

Regulatory and Global Development Strategy

Angela has spent 20 years in pharmaceutical/drug development operations. Her previous industry experience includes positions in both discovery and developmental research. Her program lifecycle management experience includes all areas of development such as CMC, preclinical and clinical activities. She has successfully driven compounds from lead optimization through late stage clinical trials to NDA submission. Angela's primary job is with the Company and she works there





job is with the Company and she works there 40 hours a week.

Katie Frizzi Lynch

Project Scientist

Katie Frizzi Lynch graduated from Georgia State University with a B.S. in Psychology in 2008. After graduation, she worked in a neuroscience lab at Georgia State University studying the neurotransmitters involved in the mating and feeding behaviors of garter snakes. Katie then began working as a researcher at UCSD in 2009. The focus of her research is neuropathy, including diabetic, chemo-induced, and HIV-induced neuropathy. She received her Master's of Advanced Studies degree in Clinical Research through the UCSD School of Medicine in 2017. Her Master's thesis centered on different quantification methods for measuring skin fibers in differing neuropathic populations.





Andrew Mizisin

Chief Scientific Officer

Andrew is a Professor Emeritus of the Department of Pathology, University of California San Diego, having received his B.S. in Wildlife Biology from Humboldt State University and a Ph.D. from the Department of Developmental and Cell Biology at the University of California,

Irvine. Andrew spent his academic career studying the pathophysiology of the peripheral nerve microenvironment in toxic, metabolic and immune-mediated neuropathies and published over 90 research articles in this area, including the first detailed descriptions of neuropathy in wild loggerhead sea turtles (Caretta caretta) and diabetic domestic cats. He works part time and contributes approxmiately 10 hours a week to the company.

Offering Summary

Company : WinSanTor, Inc.

Corporate Address : 7220 Trade St, San Diego, CA 92121

Offering Minimum : $10,000.00

Offering Maximum : $535,000.00

Minimum Investment Amount (per investor) : $500.00

Terms

Offering Type : Convertible Promissory Notes

Type of Equity Converted Into : Series CF Preferred Stock

Conversion Trigger : $5,000,000.00

Maturity Date : March 31, 2023

Valuation Cap : $75,000,000.00

Discount Rate : 20.0%

Annual Interest Rate : 5.0%

What is a Convertible Note?

A convertible note offers you the right to receive Series CF Preferred Stock in WinSanTor, Inc.. The amount of Series CF Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $75,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series CF Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Early Bird

First 48 hours - Friends and Family Early Birds | 8% Interest rate (60% interest bonus)

Next 5 days - Early Bird Bonus | 7% Interest rate (40% interest bonus)

Volume

$1,000+ | 6% Interest Rate (20% interest bonus)

$2,500+ | 7% interest Rate (40% interest bonus)

$25,000+ | 8% Interest Rates (60% interest bonus)

The 10% Bonus for StartEngine Shareholders

The Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello, my name is Nigel Calcutt, we are trying to treat and cure nerve damage caused by diabetes.

WINSANTOR

Nigel Calcutt, Phd.

There are 350 million people with diabetes worldwide and about 25 million within the U S and half of those people with diabetes are going to get nerve damage and they get diabetic neuropathy. And at the moment there is no treatment or cure for diabetes induced nerve damage. This was a project was originally started by funding from JDRF and NIH who took an interesting approach and a bit of a gamble. They asked scientists to look at drugs that already existed and were used for treating one particular condition, um, and asked us to look to see whether the drugs also had other unexpected effects that could be useful in treating other diseases. The pathway we've uncovered is completely novel. No one knew that this group of drugs were able to activate the end points that we're measuring. And this is mitochondrial function.

Paul Fernyhough, Phd.

I think there's a very good chance that this thing will work given it's already been used by humans for 20 years for another indication. And there's no nasty surprises expected in terms of any side effects. We're now at this interesting cliff that, um, says that you need to have, um, evidence and data in people. Um, but more and more the, the big pharmaceutical companies don't want to engage that early. We were looking at a very exciting time when you get to see whether all that science in cells and chemistry and animals really applies to people.

WINSANTOR

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on March 21, 2023 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Series CF Preferred Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $75,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series CF Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series CF Preferred Stock at a price per security equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "WINSANTOR, INC.", FILED IN
THIS OFFICE ON THE THIRTEENTH DAY OF NOVEMBER, A.D. 2017, AT 6
O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5087378 8100
SR# 20177060477

Authentication: 203576635
Date: 11-15-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:00 PM 11/13/2017
FILED 06:00 PM 11/13/2017
SR 20177060477 - File Number 5087378

WINSANTOR, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

WinSanTor, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is WinSanTor, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on December 28, 2011 under the name WinSanTor, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this __13__ day of November, 2017.

By:_____

Stanley Kim, CEO

WINSANTOR, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is WinSanTor, Inc. (the "*Corporation*").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, County of New Castle, Wilmington, DE 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "*Restated Certificate*"), the following terms have the meanings set forth below:

"*Original Issue Price*" means $1.62 per share for the Series Seed Preferred Stock.

"*Requisite Holders*" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is Thirty One Million Four Hundred Twenty Five Thousand (31,425,000), consisting of (a) Thirty Million (30,000,000) shares of Common Stock, $0.0001 par value per share and (b) One Million Four Hundred Twenty Five Thousand (1,425,000) shares of Preferred Stock, $0.0001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred Stock*".

A.   COMMON STOCK

The following rights, powers, privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2.   **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   Voting.

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

3.   **Conversion**. The holders of the Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 hereof in the case of a Contingency Event (as defined herein), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event that a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate proceeds in excess of $5,000,000 or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII. BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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